Exhibit (C)(7)

STRICTLY CONFIDENTIAL Project Gold: Special Committee Materials December 14, 2017

Disclaimer STRICTLY CONFIDENTIAL These materials have been prepared and are provided by Goldman Sachs on a confidential basis solely for the information and assistance of the special committee of the Board of Directors (the “Special Committee”) of Goldfinch (the “Company”) in connection with its consideration of the matters referred to herein. These materials and Goldman Sachs’ presentation relating to these materials (the “Confidential Information”) may not be disclosed to any third party or circulated or referred to publicly or used for or relied upon for any other purpose without the prior written consent of Goldman Sachs. The Confidential Information was not prepared with a view to public disclosure or to conform to any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and Goldman Sachs does not take any responsibility for the use of the Confidential Information by persons other than those set forth above. 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The Confidential Information does not constitute any opinion, nor does the Confidential Information constitute a recommendation to the Special Committee, any security holder of the Company or any other person as to how to vote or act with respect to any transaction or any other matter. The Confidential Information, including this disclaimer, is subject to, and governed by, any written agreement between the Company, the Board and/or any committee thereof, on the one hand, and Goldman Sachs, on the other hand. 1

Goldman Sachs

INVESTMENT BANKING DIVISION

Summary of Unibail Offer for Westfield

STRICTLY CONFIDENTIAL

Consideration per Westfield share	■ 0.01844 Unibail stapled securities (~65% consideration) ■ US$2.67 cash (~35% consideration)
PF Ownership	■ ~72% Unibail / ~28% Westfield
Financing	■ €6.1bn bridge loan to cover cash component / transaction costs and required debt refinancing. Take-outs: — "Deeply subordinated" hybrid securities (~€2bn) — Senior debt (~€4bn) ■ Pro forma LTV of 39% excluding hybrid securities (current: 33%) — Leverage to be reduced over time: ~€3bn of assets identified for disposal over next several years ■ Expected to maintain A-credit rating ■ Existing Westfield debt to remain in place
Transaction Structuring	■ Unibail to be restructured as a stapled security — Current Unibail entity to include Unibail operations plus Westfield UK — NewCo to be structured as a Dutch REIT; will hold Westfield's US operations. Unibail entity to hold 40% of NewCo and consolidate NewCo for reporting purposes ■ Unibail to add Australian Stock Exchange ("ASX") listing via Chess Depository Interests ("CDIs") to current listings in Paris and Amsterdam (Westfield is currently an ASX-listed entity) — Westfield shareholders have the option to take Unibail securities consideration in the form of ASX-listed CDIs ■ Stock component expected to be eligible for tax roll-over relief ■ Westfield's retail technology platform to be spun off as an independent ASX-listed entity prior to the merger
Earnings Impact	■ Accretive to EPS in "first full year" ■ €100mm run-rate synergies p.a. (40% rental income / 60% corporate overhead)
Board & Management	■ 2 Westfield directors to join supervisory board (currently 10 directors) ■ Newly created advisory board to be headed by Frank Lowy (current Westfield Chairman; family owns 9.5%) ■ CEO and CFO to come from Unibail; rest of executive team to be drawn from both Unibail and Westfield — Westfield C-suite to retire
Approvals	■ Shareholder votes at Unibail and Westfield ■ Australian court approval ■ Certain regulatory approvals
Timing	■ Expected to close 2Q 2018

Source: Public Filings, CapIQ; market data as of 11-Dec-2017 unless otherwise noted

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Goldman Sachs

INVESTMENT BANKING DIVISION

Market Reaction

STRICTLY CONFIDENTIAL

Stock Price Reaction

- **Day 1**
  - Unibail-Rodamco: (4.1)%
    - Market indices were up slightly
    - Volumes of 3.7x 3-month ADTV
  - Change in offer value: (3.0)%
    - 14.3% premium to undisturbed vs. 17.8% at announcement
  - Westfield: 13.6%
    - Market indices were up slightly
    - Trading at 0.9% discount to implied offer value (as of Day 1 close)
    - Volumes of 18.2x 3-month ADTV
- **Day 2**
  - Unibail-Rodamco: (0.5)%
    - Market indices were down slightly
    - Volumes of 2.3x 3-month ADTV
  - Change in offer value: (0.1)%
    - 14.2% premium to undisturbed vs. 17.8% at announcement
  - Westfield: NA due to time difference

Investor Views

- **Strong investor support for the strategic rationale**, synergies and complementarity of the management teams (Unibail seen as a great manager, Westfield as a great developer)
- **Transaction cap rate has been a key question**
  - European investors are struggling to understand Westfield's NAV due to differences in Australian disclosure
- Some **concerns regarding pro forma leverage**, which investors are estimating at ~44% LTV including hybrid securities (seen as too high in European market)
- **Limited arbitrageur activity**
  - Number of funds not set up to play European and Australian stocks
  - Two stocks do not trade at the same time which increases risk in an arbitrage trade

Broker Commentary

- "**The price offered by Unibail appears full, but the strategic merits of the combination offset** to some degree… it appears that **most of the net synergies flow to Westfield shareholders in the form of the control premium**" – *Green Street Advisors, 12-Dec-2017*
- "While **Unibail can issue new shares at approximately NAV, no alternative credible suitor for Westfield can do the same** today" – *Green Street Advisors, 12-Dec-2017*
- "We have been saying for some time that an **implied cap rate in the mid to high 5% level (where Westfield has been trading) was far too high for WFD, which has amongst the best retail portfolios globally**" – *J.P. Morgan, 12-Dec-2017*
- "**We don't see SPG getting involved in this deal** given that it's an agreed-upon friendly deal (we don't see SPG going hostile), in addition to SPG's relative cost of equity capital vs. Unibail" - *Citi, 12-Dec-2017*

Source: Bloomberg, available broker research, GS trading desk. Market data as of 13-Dec-2017
Note: Offer value metrics calculated using on Unibail share price of €224.10 and EUR / USD exchange rate of 1.18 as of 11-Dec-2017; Unibail share price of €215.00 and EUR / USD exchange rate of 1.17 as of 12-Dec-2017; Unibail share price of €215.00 and EUR / USD exchange rate of 1.17 as of 13-Dec-2017; and Westfield undisturbed price of AUD$8.50 and AUD / USD exchange rate of 1.33 as of 11-Dec-2017.

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Goldman Sachs | INVESTMENT BANKING DIVISION

Key Transaction Metrics

STRICTLY CONFIDENTIAL

For comparison purposes, Unibail was trading at a 8.7% premium to Published (EPRA) NAV at time of offer

Implied Offer Premia (At Announcement)


17.8 %
22.7 %
19.5 %
4.4 %
37.4 %
4.3 %
7.2 %
Premium to Prior Share Price (11-Dec-2017)
Premium to 3 Month VWAP
Premium to 12 Month VWAP
Premium to 52 Week High (9-Jan-2017)
Premium to 52 Week Low (29-Aug-2017)
Premium to Consensus NAV¹
Premium to Unibail NAV Estimate

Basis of NOI (e.g. time period, treatment of development) brokers use to calculate cap rates is generally not specified and may not be "apples to apples"

Implied Offer Cap Rate: Market Reference Points[2]


Blue Jay Offer Implied Cap Rate³: 5.8%
High 4% - 5%
Mid-4% Range
4.75%
4.70%
4.50 - 4.60%
4.30%
Estimated Cap Rate - US Portfolio (Green Street)
Estimated Cap Rate - Whole Portfolio (Green Street)
Estimated Cap Rate (JPM)
Estimated Cap Rate (UBS)
Implied Cap Rate (Citi)
Estimated Cap Rate (CS)

Source: Bloomberg, Company filings, available broker research. Market data as of 11-Dec-2017
[1] Manual NAV / Share consensus based on median of selected Wall Street Research.
[2] For comparison, Unibail is trading at an implied cap rate of 4.3% based on Green Street estimates.
[3] Balance sheet adjustments and 2018E real estate NOI based on guidance from Goldfinch Management.

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Portfolio Comparison: Goldfinch vs. Westfield STRICTLY CONFIDENTIAL Goldfinch # of Shopping Centers¹ 126 35 Enterprise Value ($ bn)² $36.6 $22.2 GLA (mm sf)¹ 123.0 43.5 Average Asset Size (mm sf)¹ 1.0 1.2 % Leased¹ 96.5% 93.4 % Sales PSF¹,³ $ 590 $726 A++ B- C+ B- 8% 3% A++ B 6% 8% A+

Goldman Sachs

INVESTMENT BANKING DIVISION

STRICTLY CONFIDENTIAL

Stated Transaction Rationale / Benefits

- **Creates the world's premier developer and operator of flagship shopping destinations**
  - Strategically positioned in 27 of the world's most attractive retail markets. Westfield provides entry into London and the US' wealthiest markets
  - Premium quality portfolio of 104 assets including 56 flagships
- **Must-have partner for global brands and retailers**
- **Strong organic long-term growth prospects through the world's largest development pipeline**
  - €12.3bn focused on flagship assets in key markets
- **World-famous Westfield brand to be deployed across Unibail's flagship assets**
- **Strong cultural and strategic similarities**
- **Enlarged capital market profile including increased market cap and stock liquidity and inclusion in major European and Australian stock indices**
- **Maintains robust balance sheet and A-category credit rating**
- **Structured in tax-efficient manner**
  - Preserves existing REIT status
- **Expected run-rate synergies of €100mm p.a. (~10% Westfield estimated NOI)**
  - Includes leasing synergies as well as cost savings
- **Accretive to EPS and NAV**
- **Best-in-class management team drawing on strength of both companies**

Source: Company Filings, communications from Blue Jay

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Implications for Project Gold Select Broker Commentary STRICTLY CONFIDENTIAL ï® “Many investors with ownership interest in Goldfinch have been dissatisfied with the proposed transaction price from Blue Jay. The Unibail bid for Westfield comes at a fortuitous time for those that … are hoping for a higher price … With the Westfield sale providing valuation to our $26.75 NAV [for Goldfinch], it becomes difficult for the board to rationalize accepting a much lower bid for the company, especially if it is in a transaction with a high cash component or the receipt of shares in an entity that includes a sizeable non-mall component… We now estimate that a bid in the high $25 to low $26 range would be needed to sway shareholders” – Green Street Advisors, 12-Dec-2017 — Note: GSA estimates that the Westfield deal implies a 5.3% – 5.4% cap rate for Goldfinch (based on the estimated 0-4% premium to GSA’s NAV for Westfield implied by Unibail’s offer) vs. the 5.9 – 6.0% cap rate implied by Blue Jay’s offer ï® “Given that Unibail is using stock for 65% of the deal price, we can understand why the cap rate is so low for Westfield’s assets so even trying to adjust for that it would seem that Taubman’s assets could trade in the high 4s to low 5s while the other portfolios may be priced modestly higher given the lower sales productivity¹” – Evercore ISI, 12-Dec-2017 ï® “We estimate that the transaction represents a 4.3% headline cap rate for Westfield’s portfolio or an approximate 6% premium to NAV. Subtracting the value for the development pipeline, the Westfield cap rate could rise to 4.6%. We believe that this large (and independent) confirmation of ‘A’ mall value should boost the share price of all ‘A’ mall owners in the U.S. Every single ‘A’ mall transaction that has occurred over the past two years assigns an average 4.3% cap rate for these assets. As a result, the likelihood that Goldfinch transacts below $30 per share is low as the Westfield transaction demonstrates that ‘A’ mall values are sticky as these assets are irreplaceable. No independent board could sign off on a transaction valuing ‘A’ mall owners at a discount without significant pushback from shareholders” – Boenning & Scattergood, 12-Dec-2017 Source: Available broker research ¹ Evercore notes earlier in its report that Westfield’s mall sales per square foot is $721 (overall) / ~$900 (flagship assets) vs. Taubman at ~$800, Macerich at $659, SPG at $622 and Goldfinch at $590. Supplemental Information 7

Other Recent Broker Commentary Regarding Project Gold STRICTLY CONFIDENTIAL ï® “The Blue Jay bid … cannot possibly be considered a fair price for the shares, even if the bid were all cash. If the Board does consider selling the company, the price needs to be much higher. There have been clear assertions of portfolio valuation by management as well as statements of what they intend to do about it ... and selling to an unsolicited offer at a sizable discount to valuation is not a proper response… Retail sales trends have begun to rebound which would clearly justify ‘staying the course’” – BTIG, 12-Dec-2017 ï® “We think the sides will ultimately reach a deal; however, at this point we are starting to suspect it may not be for significantly higher than the current offer and/or fully eliminate the Blue Jay stock component … Despite the perceived disconnect between the offer and Goldfinch’s “fair value”, conversations with private market participants and investors lead us to believe that hopes of an all-cash offer of $26 or more appear overly optimistic at this point. In fact, barring a competing bid (which we don’t see as likely) we think it’s conceivable a deal could be reached / recommended at $25 or less given challenging fundamentals, significant future capex outlays, rising cap rates, and existing Blue Jay stake” – BMO Capital Markets, 12-Dec-2017 Source: Available broker research 8

STRICTLY CONFIDENTIAL Appendix A: Supplemental Information

Goldman Sachs

Shareholder Registers

Unibail and Westfield Share c.30% of Common S/O (Among Top 30)

INVESTMENT BANKING DIVISION

STRICTLY CONFIDENTIAL

Westfield

% of Westfield top 30 shareholders owning Unibail shares	**23.1 %**
% of Westfield shareholders owning Unibail shares	**28.5%**

Rank	Institution Name	Shares	% S/O
1	Lowy Family	197,500,000	9.5 %
2	Vanguard Investments Australia Ltd.	121,644,731	5.9 %
3	BlackRock Institutional Trust Company, N.A.	74,647,256	3.6 %
4	State Street Global Advisors (US)	52,301,123	2.5 %
5	Franley Holdings Pty. Ltd.	48,611,723	2.3 %
6	The Vanguard Group, Inc.	44,480,931	2.1 %
7	State Street Global Advisors Australia Ltd.	34,060,310	1.6 %
8	APG Asset Management	32,071,059	1.5 %
9	BlackRock Investment Management (Australia) Ltd.	27,119,082	1.3 %
10	Hazel Equities Pty. Ltd.	23,771,039	1.1 %
11	BlackRock Advisors (UK) Limited	21,024,051	1.0 %
12	AMP Capital Investors Limited	17,097,087	0.8 %
13	State Street Global Advisors (UK) Ltd.	11,998,935	0.6 %
14	Causeway Capital Management LLC	11,157,977	0.5 %
15	Invesco Advisers, Inc.	10,498,343	0.5 %
16	MLC Investments Limited	9,805,494	0.5 %
17	Brookfield Investment Management Inc.	8,285,374	0.4 %
18	J.P. Morgan Asset Management (Hong Kong) Ltd.	7,569,693	0.4 %
19	BlackRock Investment Management (UK) Ltd.	7,277,887	0.4 %
20	Caisse de Depot et Placement du Quebec	6,866,383	0.3 %
21	Martin Currie Australia	6,708,172	0.3 %
22	BlackRock Financial Management, Inc.	6,244,276	0.3 %
23	Amondi Pty. Ltd.	5,869,425	0.3 %
24	Northern Trust Global Investments Limited	5,788,923	0.3 %
25	Eastspring Investments (Singapore) Limited	5,776,512	0.3 %
26	BlackRock Japan Co., Ltd.	4,651,235	0.2 %
27	Morgan Stanley Investment Management Inc. (US)	4,548,567	0.2 %
28	BlackRock Investment Management, LLC	4,145,621	0.2 %
29	Geode Capital Management, L.L.C.	4,117,277	0.2 %
30	Schroder Real Estate Investment Management Limited	3,821,709	0.2 %
	Total top-30	**819,460,195**	**39.5 %**
	o/w AU shareholders	492,187,063	23.7%

Unibail

% of Unibail top 30 shareholders owning Westfield shares	**36.3 %**
% of Unibail shareholders owning Westfield shares	**45.2%**

Rank	Institution Name	Shares	% S/O
1	BlackRock Advisors (UK) Limited	9,688,396	9.7 %
2	APG Asset Management	6,060,120	6.1 %
3	Northern Cross LLC	3,675,810	3.7 %
4	The Vanguard Group, Inc.	2,831,764	2.8 %
5	BlackRock Investment Management (UK) Ltd.	1,939,488	1.9 %
6	Norges Bank Investment Management (NBIM)	1,717,044	1.7 %
7	Deutsche Asset Management Investment GmbH	1,595,317	1.6 %
8	BlackRock Institutional Trust Company, N.A.	1,589,115	1.6 %
9	PGGM Vermogensbeheer B.V.	1,497,184	1.5 %
10	State Street Global Advisors (US)	1,321,018	1.3 %
11	Dimensional Fund Advisors, L.P.	1,105,306	1.1 %
12	BlackRock Asset Management Deutschland AG	765,061	0.8 %
13	BNP Paribas Investment Partners (France)	728,759	0.7 %
14	Lyxor Asset Management	695,650	0.7 %
15	JPMorgan Asset Management U.K. Limited	662,060	0.7 %
16	T. Rowe Price Associates, Inc.	524,343	0.5 %
17	UBS Asset Management (UK) Ltd.	505,511	0.5 %
18	Epoch Investment Partners, Inc.	499,371	0.5 %
19	Amundi Asset Management	449,500	0.5 %
20	Invesco Advisers, Inc.	436,608	0.4 %
21	BlackRock Investment Management, LLC	415,385	0.4 %
22	Janus Henderson Investors	396,497	0.4 %
23	BNP Paribas Asset Management Nederland N.V.	354,012	0.4 %
24	JP Morgan Asset Management	346,009	0.4 %
25	La Banque Postale Asset Management	343,583	0.3 %
26	CBRE Clarion Securities, L.L.C.	340,582	0.3 %
27	ACTIAM N.V.	334,947	0.3 %
28	State Street Global Advisors (UK) Ltd.	326,028	0.3 %
29	NNIP Advisors B.V.	292,493	0.3 %
30	PGIM Real Estate	287,368	0.3 %
	Total top-30	**41,724,329**	**41.8 %**

Non Overlapping Shareholders

Source: Thomson Ownership as of 19-Sep-2017

Supplemental Information

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